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Invest in one of the best performing asset classes

Access to today's exciting private companies before they go public

Venture capital has historically been one of the best performing asset classes, generating a remarkable 19% average annual net return in the last 10 years and 25% average annual net return in the last 25 years*. Previously, however, individual investors have largely been restricted from investing in venture capital, instead having to wait until after companies go public (when much of the return has already been captured) before they can get in.

ServiceTitan Vanta MMUTA Inspectify

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Join the next wave of tech innovation - AI + Data

Innovation Fund >

Open Venture

Our Innovat ionFund investsin a diversified portfolio of primarily high-growth privatetechnology companies. While the Fundexpectstofocuson late-stagetech companies, itis intended to be a multi-stage, crossoverfund investing opportunistically.

Objective	Appreciation
Net asset value	$71M
Inception date	Jul 2022

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Onward podcast 57 min
Listen to Fundrise CEO Ben Miller's talk about the key features and...

Investor update
Learn more about the fund's investing strategy

Investor update
Read our announcement on our latest acquisition, Inspectify

*Net of all operating fees, expenses and carried interest. Cambridge Associates LLC , 2022, Cambridge Associates LLC U.S. Venture Capital Index, https://www.spglobal.com/spdji/en/indices/products/cambridge-associates-private-investment-benchmarks-US-Venture-Capital.html.